UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Procera Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74269U203

(CUSIP Number)

Toan Tran
Stephen White
Castle Union LLC
676 N Michigan Ave, Suite 3605
Chicago, IL 60611
(312) 765-7032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74269U203	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Union Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 130,566
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 130,566
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,566
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 74269U203	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Union Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 915,586
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 915,586
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,586
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 74269U203	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castle Union LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 1,046,152
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 1,046,152
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,046,152
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 74269U203	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Toan Tran
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 1,046,152
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 1,046,152
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,046,152
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74269U203	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen White
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 1,046,152
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 1,046,152
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,046,152
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

 This statement relates to common shares, par value $0.001 (the “Shares”) of Procera Networks, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4121 Clipper Court, Fremont, California 94538.

Item 2.  Identity and Background.

(a)
This statement is filed by Castle Union Partners, L.P. (“CUP”), a Delaware limited partnership, Castle Union Partners II, L.P. (“CUP II”), a Delaware limited partnership, Castle Union LLC (“CU”), an Illinois limited liability company (collectively the “Reporting Persons”), Toan Tran, and Stephen White. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The address of the principal office of each of the Reporting Persons is 676 N. Michigan Ave, Suite 3605, Chicago, Illinois 60611.

(c)
The principal business of CUP and CUP II is investing in securities. The principal business of CU is acting as the general partner of CUP and CUP II. The principal occupation of Toan Tran is serving as the co-managing member of CU. The principal occupation of Stephen White is serving as co-managing member of CU.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CUP and CUP II are organized under the laws of the State of Delaware. CU is organized under the laws of the State of Illinois. Messrs. Tran and White are citizens of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,046,152 Shares owned by CUP and CUP II is approximately $6,987,299.11. The source of funding for these Shares was the general working capital of CUP and CUP II.

Item 4.  Purpose of Transaction.

The purpose of the acquisition of Shares is for investment. The Reporting Persons may engage with or otherwise have conversations with management of the Issuer to discuss business and strategic alternatives for the Issuer, including but not limited to, a potential sale of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities.  The Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4.  Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

Item 5.  Interest in Securities of the Issuer.

(a)
The aggregate percentage of Shares reported owned by each person named herein is based upon 20,669,206 shares of Common Stock outstanding as of August 5, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2014.

As of the close of business on October 24, 2014, CUP beneficially owns 130,566 Shares, constituting approximately 0.6% of the Shares outstanding. As of the close of business on October 24, 2014, CUP II beneficially owns 915,586 Shares, constituting approximately 4.4% of the Shares outstanding. Because of their relationships with CUP and CUP II, as discussed in further detail in Item 2, each of CU and Messrs. Tran and White may be deemed to beneficially own the Shares beneficially owned by CUP and CUP II.

(b)	CUP, CUP II, CU, and Messrs. Tran and White share the power to vote and dispose of Shares beneficially owned by CUP and CUP II.

(c)
Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, except as otherwise noted.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 24, 2014, CUP, CUP II, CU, and Messrs. Tran and White entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

99.2           Joint Filing Agreement by and among Castle Union Partners, L.P., Castle Union Partners II, L.P., Castle Union LLC, Toan Tran, and Stephen White, dated October 24. 2014.

CUSIP No. 74269U203	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Castle Union Partners, L.P.

/s/ Toan Tran
Toan Tran
Co-Managing Member
Title
October 24, 2014
Date

Castle Union Partners II, L.P.
/s/ Toan Tran
Toan Tran Co-Managing Member
Title October 24, 2014
Date

Castle Union LLC

/s/ Toan Tran
Toan Tran
Co-Managing Member
Title
October 24, 2014
Date

Toan Tran

/s/ Toan Tran
Toan Tran
October 24, 2014
Date

Stephen White

/s/ Stephen White
Stephen White
October 24, 2014
Date

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Transaction	Securities Purchased (Sold)	Price Per Share ($)	Date of Transaction

Castle Union Partners, L.P.

Purchase	11,533	5.73	10/13/2014
Purchase	35,341	6.02	10/14/2014
Purchase	4,125	6.57	10/16/2014
Purchase	81	6.51	10/16/2014
Purchase	1,761	6.59	10/16/2014
Purchase	2,679	6.36	10/16/2014
Purchase	6,200	6.62	10/17/2014
Purchase	277	6.50	10/17/2014
Purchase	719	6.58	10/17/2014
Purchase	33	6.56	10/17/2014
Purchase	264	6.55	10/17/2014
Purchase	376	6.52	10/17/2014
Purchase	8,250	6.67	10/17/2014
Purchase	7,439	6.97	10/20/2014
Purchase	1,419	6.97	10/20/2014
Purchase	528	6.96	10/20/2014
Purchase	462	6.95	10/20/2014
Purchase	6,369	6.99	10/20/2014
Purchase	16,500	6.97	10/20/2014
Purchase	4,414	7.02	10/21/2014
Purchase	6,250	7.02	10/22/2014
Purchase	3,046	6.91	10/22/2014
Purchase	12,500	7.07	10/22/2014

Castle Union Partners II, L.P.

Purchase	58,362	5.73	10/13/2014
Purchase	178,848	6.02	10/14/2014
Purchase	410	6.51	10/16/2014
Purchase	8,909	6.59	10/16/2014
Purchase	20,875	6.57	10/16/2014
Purchase	13,556	6.36	10/16/2014
Purchase	3,636	6.58	10/17/2014
Purchase	1,902	6.52	10/17/2014
Purchase	166	6.56	10/17/2014
Purchase	1,336	6.55	10/17/2014
Purchase	1,401	6.50	10/17/2014
Purchase	31,375	6.62	10/17/2014
Purchase	41,750	6.67	10/17/2014
Purchase	7,181	6.97	10/20/2014
Purchase	2,338	6.95	10/20/2014
Purchase	2,672	6.96	10/20/2014
Purchase	37,645	6.97	10/20/2014
Purchase	32,231	6.99	10/20/2014
Purchase	83,500	6.97	10/20/2014
Purchase	22,336	7.02	10/21/2014
Purchase	21,320	6.91	10/22/2014
Purchase	43,750	7.02	10/22/2014
Purchase	87,500	7.07	10/22/2014
Purchase	5,000	7.03	10/23/2014
Purchase	400	7.09	10/23/2014
Purchase	2,100	7.13	10/23/2014
Purchase	9,022	7.09	10/23/2014
Purchase	17,693	7.10	10/23/2014
Purchase	37,740	7.11	10/23/2014
Purchase	48,735	7.11	10/23/2014
Purchase	91,897	7.11	10/24/2014